Exhibit 21

TELTRONICS, INC.

Subsidiaries

TTG ACQUISITION CORP. 2150 Whitfield Industrial Way Sarasota, Florida 34243	100%

TELTRONICS DIRECT, INC. 2150 Whitfield Industrial Way Sarasota, Florida 34243	85%

TELTRONICS S.A. de C.V. Circuito Juristas No. 75-B, Ciudad Satelite Naucalpan de Juarez, Estado de Mexico C.P. 53100	100%

TELTRONICS LIMITED Regent Court, Laporte Way Luton, Bedfordshire LU48AE United Kingdom	100%

36371 YUKON INC. 200-204 Lambert Street Whitehorse, Yukon Y1A 3T2	100%